Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES MERCEDES PRE-FEASIBILITY AND ERNESTO/PAU-A-PIQUE
SCOPING STUDY RESULTS AND FURTHER UPDATE

TORONTO, ONTARIO, February 12, 2009 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced the results of its studies relating to the development of its Mercedes and Ernesto/Pau-a-Pique projects.  All amounts are expressed in United States Dollars unless otherwise indicated.

MERCEDES, MEXICO

The Mercedes project is located in northern Sonora, Mexico approximately 200 kilometres south of Tucson, Arizona.  The deposit consists of a complex gold-silver hydrothermal low-sulphidation vein/stockwork system with several mineralized structures discovered to date, two of which, the Mercedes and Klondike veins, have been significantly advanced and support development of Mercedes as a mine.  In 2008, 74,000 metres of mostly infill drilling were completed to delineate mineralization in the Mercedes and Klondike areas, resulting in a significant conversion of inferred resources to indicated resources. A total of 140,000 metres of exploration and infill drilling has been completed to date.

The Mercedes mineral reserves estimate as of December 2008 includes probable reserves of 2.65 million tonnes grading 7.58 g/t gold equivalent containing 645,000 gold equivalent ounces (GEO). The Mercedes mineral resource estimate, inclusive of mineral reserves, based on a cut off grade of 2.0 g/t gold equivalent and using only sample data received as of September 2008, includes indicated resources of 2.39 million tonnes grading 9.19 g/t gold equivalent containing 705,000 GEO, and inferred resources of 452,000 tonnes grading 6.27 g/t gold equivalent containing 91,000 GEO. This compares well to the previously announced (March 25, 2008 press release) inferred resources of 2.8 million tonnes grading 7.78 g/t gold equivalent containing 738,000 GEO.  Total resources, quality of resources and grade have been improved.

The table below summarizes the mineral reserves for Mercedes as of December 2008 and the mineral resources as of September 2008.  The gold equivalent was calculated using a conversion ratio of 150:1 for silver to gold which reflects the recoveries of gold and silver and metal prices.

Probable Reserves
Area	Tonnes	Au g/t	Ag g/t	Gold equivalent g/t	Au oz	Ag oz	Gold equivalent oz
Mercedes	1,960,700	7.83	86.1	8.40	493,589	5,427,478	529,772
Klondike	686,074	5.02	33.4	5.24	110,814	735,638	115,718
Total	2,646,774	7.10	72.4	7.58	604,402	6,163,221	645,490

Indicated Resources (>2.0 g/t gold equivalent) (Inclusive of mineral reserves)
Area	Tonnes	Au g/t	Ag g/t	Gold equivalent g/t	Au oz	Ag oz	Gold equivalent oz
Mercedes	1,817,692	9.31	99.8	9.98	544,138	5,832,400	583,000
Klondike	570,283	6.42	38.4	6.68	117,693	703,993	122,387
Total	2,387,975	8.62	85.1	9.19	661,830	6,536,394	705,387

Inferred Resources (>2.0 g/t gold equivalent)
Area	Tonnes	Au g/t	Ag g/t	Gold equivalent g/t	Au oz	Ag oz	Gold equivalent oz
Mercedes	376,112	5.86	73.1	6.34	70,862	884,491	76,716
Klondike	76,084	5.63	42.7	5.91	13,765	104,344	14,459
Total	452,206	5.82	68.0	6.27	84,627	988,835	91,175

The proposed bench and fill mining method is consistent with the mining method used at Yamana’s El Peñón mine where geologic conditions are similar to Mercedes. Expected throughput at 1,500 tonnes per day would result in production of approximately 118,000 GEO for approximately six years based on known reserves. Cash costs are expected to be $264 per GEO which is comparatively low and well below industry averages. Gold recovery is expected to be approximately 95% based on metallurgical test work to date. Silver recovery is expected to be approximately 30% which is consistent with similar mineral deposits.  Gold and silver production is expected to be approximately 112,000 ounces and 366,000 ounces, respectively, or approximately 118,000 GEO as previously indicated.  GEO calculations are based on an assumed gold to silver ratio of 55:1 which is a longer-term historical average. Total capital costs are expected to be approximately $152 million including a contingency of $16.8 million and owner costs of $9.8 million.  Costs for Mercedes were determined for the purposes of this study based on inputs and quotations in 2008. Yamana believes improvements in these cost references may be possible.

The financial analysis for the study, using a gold price of $814 per ounce and a silver price of $13 per ounce, suggests an after tax NPV at a 5% discount rate of $72.7 million, with an after tax IRR of 22.4%.

Yamana intends to continue to advance the project in 2009. Mercedes shows a high geological potential given the size of the property and the results of geological and geophysical studies to date.  Yamana is continuing to drill at Mercedes targeting 30,000 metres of drilling in 2009, with a budget of approximately $4.0 million.  Yamana intends to provide updates to this study and, depending on the results, expects to make a construction decision thereafter.  Construction of the mine is expected to take approximately two years and, provided that a construction decision is made not later than Q1 2010, Yamana expects to be in production at Mercedes by 2012.  Yamana will also determine improvements in costs in addition to increased recoverable gold equivalent ounces during this period.  Yamana believes that in 2009 most of the inferred resources and some narrow indicated resources may be upgraded to reserves, further increasing reserves by approximately 80,000 GEO.  Yamana’s objective is to increase total recoverable GEO to at least 1.0 million GEO before a construction decision is made.  With the upgrade of inferred resources and the discovery of an additional 280,000 GEO with a successful drilling and exploration effort, the estimated NPV and IRR would increase to $153 million and 27.4%, respectively, based on the same economic assumptions used in the current study.  In 2009, the current capital budget includes an amount for the continued development of a production-ready exploration tunnel that is currently 400 metres long and has reached the mineralized zone in Mercedes, confirming grades and vein width.  This tunnel will provide confirmation of the grade distribution, and other geological and geotechnical aspects, and will also serve as a platform for underground drilling and preparation for future mine development work.

ERNESTO/PAU-A-PIQUE, BRAZIL
The Ernesto/Pau-a-Pique project is located in southwest Mato Grosso state, near Pontes e Lacerda in Brazil.  The Ernesto deposit is approximately 60 kilometres south of Yamana’s São Francisco mine. The Pau-a-Pique deposit is approximately 56 kilometres by road south of the Ernesto deposit. The significant existing infrastructure including paved roadways supports the development of Ernesto/Pau-a-Pique as two mines with a common plant.

The deposits are hosted by meta-sedimentary rocks of Proterozoic age and at the contact with underlying granitic basement rocks. The gold mineralization is hosted by quartz veins in the metasedimentary rocks (arenites and conglomerates) or associated with shear zones at the contact of the metasediments with the underlying granite basement.  At Ernesto, gold-rich quartz veins and veinlets occur within a thick, low-angle structure at the base of the meta-sedimentary sequence and within sulphidic horizons in overlying altered meta-arenite units.

The project has been evaluated based on more than 50,000 metres of drilling to date, and the region hosts various targets of considerable potential for increasing resources at the project. Yamana plans to continue with additional exploration in 2009, focusing on infill drilling at Ernesto in particular.

The Ernesto/Pau-a-Pique mineral resources estimate, based on cut off grades of 1.0 g/t gold for the open pit and 1.5 g/t gold for underground, includes indicated resources of 3.95 million tonnes grading 4.67 g/t gold containing 593,000 ounces of gold and inferred resources of 3.14 million tonnes grading 3.02 g/t gold containing 305,000 ounces of gold. The table below summarizes the total indicated mineral resources and total inferred mineral resources for Ernesto/Pau-a-Pique deposits.

	Indicated			Inferred
Area	Tonnes	Au g/t	Ounces	Tonnes	Au g/t	Ounces
Ernesto	1,520,000	3.66	179,000	2,144,000	2.61	180,000
Pau-a-Pique	2,427,000	5.31	414,000	998,000	3.90	125,000
Total	3,947,000	4.67	593,000	3,142,000	3.02	305,000

An infill program is planned for 2009 to support a feasibility study and construction decision by the end of the year. Yamana believes that Ernesto/Pau-a-Pique has significant merit.  Given the robust return, high grade, comparatively low capital cost and significant infrastructure supporting the project, Yamana’s capital cost budget includes the costs for construction beginning in 2010, and anticipates Ernesto/Pau-a-Pique will be in production in 2012.

The financial analysis for this study using a gold price of $825 per ounce suggests an after tax NPV at a 5% discount rate of $138 million, with an after tax IRR of 38%. This includes certain incentives and tax benefits related to operating in Mato Grosso state, which the Company is entitled to rely on for all of its exploration, development and producing properties in Mato Grosso.  Ernesto/Pau-a-Pique would be supplementing production from Yamana’s mines already in production and in proximity to Ernesto/Pau-a-Pique.

Total capital costs are expected to be approximately $86 million through 2010 and 2011. Total annual production is expected to be approximately 100,000 ounces of gold with an average cash cost of approximately $356 per ounce.

Yamana intends to determine if further improvements in equipment and contractor costs can be realized in 2009, as the capital cost references for this project were made in 2008.  Certain elements of the scoping study for Ernesto/Pau-a-Pique, including capital and operating costs, are consistent with higher level financial and operating review and support Yamana’s objective of completing a feasibility-level study by the end of 2009.

OTHER DEVELOPMENT PROJECTS
Pilar, Brazil
In 2008, Yamana invested approximately $6.1 million and drilled approximately 23,000 metres at its Pilar project in Goias state, Brazil. Exploration in 2009 contemplates a budget of approximately $4.0 million and 20,000 metres of drilling planned.  In less than a year, an inferred mineral resource estimate of 12.4 million tonnes grading 2.42 g/t gold and containing approximately 970,000 ounces was delivered, and more than 43,000 metres of drilling has been completed to date.  An update to Pilar’s resource estimate is expected in Q2 2009 which will include the drilling information completed in 2008. Pilar is advancing rapidly to the development stage and Yamana anticipates that Pilar will be developed in part as an open pit and also as an underground mine.

El Peñón, Chile
In 2009, Yamana plans to spend approximately $12 million on drilling and other exploration at its El Peñón mine, principally focusing on the North Block with the objective of discovering another 600,000 GEO this year.  Yamana continues to evaluate a conceptual plan to increase production beyond the expected production levels for 2009 and 2010 as more resources are discovered.

ONGOING PRODUCTION TARGET
Yamana continues with its plan to increase total annual production to 2.0 million GEO in 2012. The advancement of these development stage projects once construction decisions are made would advance Yamana toward that target.

UPCOMING EVENTS
▪	Update to Pilar resource estimate: Q2 2009
▪	Pilar initial feasibility study: H2 2009
▪	Update to C1 Santa Luz economic analysis: Q2 2009
▪	C1 Santa Luz construction decision: H2 2009
▪	Ernesto/Pau-a-Pique feasibility study and construction decision: by end of 2009
▪	Mercedes feasibility study and construction decision: Q1 2010
▪	Pilar construction decision: Q1 2010

Qualified Person
Evandro Cintra, P. Geo., Senior Vice President, Technical Services of Yamana Gold Inc., has reviewed and approved the contents of this press release and serves as the "Qualified Person" as defined by National Instrument 43-101.

Quality Control/Quality Assurance
While each of Mercedes and Ernesto/Pau-a-Pique as stand-alone projects may not be considered material to the Company, the analyses and studies conducted for these projects had quality control measures and quality assurances consistent with technical and similar reports and information for the Company’s material properties.

Gold and silver price assumptions used for the Mercedes pre-feasibility study and the Ernesto/Pau-a-Pique scoping study reflect the metal prices deemed appropriate by the respective engineering firms.

About Yamana
Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Central America. Yamana is producing gold and other precious metals at intermediate company production levels in addition to copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For additional information, contact:

Jodi Peake Vice President, Corporate Communications & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com
MEDIA CONTACT:

Mansfield Communications Inc.

Hugh Mansfield

(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include, but are not limited to, the advantages determined based on findings of the current pre-feasibility studies conducted on the Company’s Mercedes and Ernesto/Pau-a-Pique projects proving to be accurate, the Company’s expectations in connection with the projects discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected operational performance and the Company’s plans and objectives related to the projects discussed herein and may not be appropriate for other purposes.